

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

September 11, 2008

Mr. Robert A. Bosi
Vice President and Chief Financial Officer
Transwitch Corporation
3 Enterprise Drive
Shelton, Connecticut 06484

> **Re: Transwitch Corporation**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed March 13, 2008**
> **Response Letter dated September 3, 2008**
> **File No. 001-03285**

Dear Mr. Bosi:

We have reviewed the above documents and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K as of December 31, 2007

Consolidated Financial Statements and Financial Statement Schedule, page 43

Note 4. Inventories, page 58

1.   Please refer to prior comment 6. Since you are incorporating this filing by reference within your Form S-4 filed on August 22, 2008, please amend your filing to comply with Item 10(e) of Regulation S-K with respect to any non-GAAP measures presented or otherwise amend to remove references to those non-GAAP measures. Please note this comment also applies to your Forms 10-Q for the quarterly periods ended March 31, 2008 and June 30, 2008.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Note 3. Recent Accounting Pronouncements, page 6

2.   We note your response to prior comment 12. Since you are incorporating this filing by reference into your Form S-4 filed on August 22, 2008, please amend this Form 10-Q to correct the disclosure regarding the level of the fair value inputs for your investments in non-publicly traded companies and to provide all of the disclosures required by SFAS 157. Please note this comment also applies to your Form 10-Q for the quarterly period ended March 31, 2008.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

                                                Sincerely,

                                                Kevin L. Vaughn
                                                Accounting Branch Chief